Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

The following document was sent to certain customers of Macromedia, Inc. on April 25, 2005:

PUBLIC QUOTES REGARDING ADOBE AND MACROMEDIA

"Adobe Systems, Inc. announced the acquisition of Macromedia for $3.4 billion in stock in a deal that will bring together the software of two companies with broad resources to distribute documents, video and other media to personal computers, cell phones and handheld devices."
-Wall Street Journal

"This is all about growth. We're doing this because we believe the combined offerings will be even more compelling to our customers given the challenges they're going to face in trying to communicate information in this very complex environment."
-Bruce Chizen, CEO, Adobe (Forbes.com)

"…the complementary nature of this transaction is such that the strength that we bring around Breeze, Flex, and the whole Flash environment is beautifully complementary: not at all overlapping with what is happening at Adobe. And I think what you're going to see is us taking advantage of all of our growth agendas…Macromedia Breeze, Flex and the work we're doing around Flash is very much a core part of our agenda."
-Stephen Elop, CEO, Macromedia on CNBC

"The combination of Adobe and Macromedia strengthens our mission of helping people and organizations communicate better. Through the combination of our powerful development, authoring and collaboration tools—and the complementary functionality of PDF and Flash—we have the opportunity to drive an industry-defining technology platform that delivers compelling, rich content and applications across a wide range of devices and operating systems."
-Bruce Chizen, CEO, Adobe (press release)

"The combination will give customers a broader set of offerings. For instance, Adobe is expert at asynchronous collaboration, using Acrobat to send documents for review. Macromedia's Breeze provides real-time collaboration."
-Shantanu Narayen, COO, Adobe, in Investors Business Daily

"With Macromedia, Adobe is reaching an estimated 3 million Web developers and can expect the size of its current market of graphic artists and marketing executives to expand by 60% to 8 million. In the end, it's the same idea…to get those products on a computer or a set-top box or a gaming console or a cell phone. The companies have grown up together."
-Jamie Friedman, Fulcrum Global Partners

"More and more people are using Acrobat as a collaboration tool. But it's asynchronous, serial. So, I send you a document, I comment, I send it back, I send it along to someone else, they comment. They have Breeze, which is a real-time collaboration platform. So by figuring out a solution that combines those two programs, it means we can provide the channel with a more complete solution in which they can also can add value to."
-Bruce Chizen, CEO Adobe, in CRN

FROM THE ADOBE AND MACROMEDIA FAQ:

How important is mobile to the combined company?

  Mobile is a huge new market opportunity for the combined company. Macromedia has demonstrated significant momentum with key partners like Nokia and Samsung and the combined company will accelerate this new business.

How committed is Adobe to Flash Lite for mobile devices?

  The combined company sees a lightweight, ubiquitous runtime on mobile devices as critical to enabling great consumer experiences for the mobile ecosystem. The significant momentum Macromedia has achieved with Flash in the mobile industry—including building strong relationships with partners such as DoCoMo, KDDI, Vodafone, Nokia, Samsung, Sony Ericsson—is a key consideration in Adobe's acquisition of Macromedia. The combined company expects Flash technology and strong partner and developer relationships to be key components of its strategy going forward.

How important are Rich Internet Applications to Adobe?

  Delivering a robust technology platform enabling Rich Internet Application development will be central to the combined company's strategy going forward. Macromedia has demonstrated strength in this area and the combined company expects to continue building on the solutions each has in place today.

How important is collaboration to Adobe?

  Enabling collaboration is core to both companies' strategies and key functionality that each company delivers today. Whether users are reviewing and approving PDF documents, communicating real time over the web, or interacting with a rich, collaborative desktop, enabling collaboration will continue to be a core component of the combined company's strategy.

For more information and full version of the FAQ, please reference the Adobe/Macromedia Acquisition website at www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html.

Adobe and Macromedia are required to include the following legend on any communications that may be deemed to be offering or soliciting material under the applicable SEC rules and regulations.

Additional Information and Where to Find It

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.